CUSIP No. 816006-10-0                                                     Page 1

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                               AMENDMENT NO. 6 TO
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          The Seibels Bruce Group Inc.
                                (NAME OF ISSUER)

                     Common Stock, $1.00 Par Value Per Share
                         (TITLE OF CLASS OF SECURITIES)

                                   816006-10-0
                                 (CUSIP NUMBER)

                              Mr. Charles H. Powers
                                  (843)661-1941
                          2419 Summer Street Extension
                               Florence, SC 29502
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                    Copy To:

                          Francisco G. Llaca, Jr., Esq.
                                    Suite 720
                             25 S. E. Second Avenue
                                 Miami, FL 33131
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                  SCHEDULE 13D

--------------------- ---------------------------------------------------------------------------------------------------
1                     NAME OF REPORTING PERSONS
                      Charles H. Powers
--------------------- ---------------------------------------------------------------------------------------------------
2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                               (a)   [ ]
                                                                                                               (b)   [x]
--------------------- ---------------------------------------------------------------------------------------------------
3                     SEC USE ONLY
--------------------- ---------------------------------------------------------------------------------------------------
4                     SOURCE OF FUNDS
                      PF
--------------------- ---------------------------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
                      or 2(e) (  )
--------------------- ---------------------------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION
                      United States
--------------------- ---------------------------------------------------------------------------------------------------
NUMBER OF SHARES      7            SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                  3,003,001
PERSON WITH
                      ------ ----- --------------------------------------------------------------------------------------
                      8            SHARED VOTING POWER
                      ------ ----- --------------------------------------------------------------------------------------
                      9            SOLE DISPOSITIVE POWER
                                   3,003,001
                      ------ ----- --------------------------------------------------------------------------------------
                      10           SHARED DISPOSITIVE POWER
--------------------- ---------------------------------------------------------------------------------------------------
11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      3,003,001
--------------------- ---------------------------------------------------------------------------------------------------
12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES         (  )
--------------------- ---------------------------------------------------------------------------------------------------
13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      39%
--------------------- ---------------------------------------------------------------------------------------------------
14                    TYPE OF REPORTING PERSON
                      IN
--------------------- ---------------------------------------------------------------------------------------------------


--------------------- ---------------------------------------------------------------------------------------------------
1                     NAME OF REPORTING PERSONS
                      Walker Powers
--------------------- ---------------------------------------------------------------------------------------------------
2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                               (a)   [ ]
                                                                                                               (b)   [x]
--------------------- ---------------------------------------------------------------------------------------------------
3                     SEC USE ONLY
--------------------- ---------------------------------------------------------------------------------------------------
4                     SOURCE OF FUNDS
                      PF
--------------------- ---------------------------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
                      or 2(e) (  )
--------------------- ---------------------------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION
                      United States
--------------------- ---------------------------------------------------------------------------------------------------
NUMBER OF SHARES      7            SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                  253,750
PERSON WITH
                      ------ ----- --------------------------------------------------------------------------------------
                      8            SHARED VOTING POWER
                      ------ ----- --------------------------------------------------------------------------------------
                      9            SOLE DISPOSITIVE POWER
                                   253,750
                      ------ ----- --------------------------------------------------------------------------------------
                      10           SHARED DISPOSITIVE POWER
--------------------- ------ ----- --------------------------------------------------------------------------------------
11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      253,750
--------------------- ---------------------------------------------------------------------------------------------------
12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES         (  )
--------------------- ---------------------------------------------------------------------------------------------------
13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      3%
--------------------- ---------------------------------------------------------------------------------------------------
14                    TYPE OF REPORTING PERSON
                      IN
--------------------- ---------------------------------------------------------------------------------------------------


--------------------- ---------------------------------------------------------------------------------------------------
1                     NAME OF REPORTING PERSONS
                      Rex and Jane Huggins
--------------------- ---------------------------------------------------------------------------------------------------
2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                               (a)   [ ]
                                                                                                               (b)   [x]
--------------------- ---------------------------------------------------------------------------------------------------
3                     SEC USE ONLY
--------------------- ---------------------------------------------------------------------------------------------------
4                     SOURCE OF FUNDS
                      PF
--------------------- ---------------------------------------------------------------------------------------------------
5                     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
                      or 2(e) (  )
--------------------- ---------------------------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION
                      United States
--------------------- ---------------------------------------------------------------------------------------------------
NUMBER   OF   SHARES  7            SOLE VOTING POWER
BENEFICIALLY   OWNED
BY  EACH   REPORTING               71,500
PERSON WITH
                      ------ ----- --------------------------------------------------------------------------------------
                      8            SHARED VOTING POWER
                      ------ ----- --------------------------------------------------------------------------------------
                      9            SOLE DISPOSITIVE POWER
                                   71,500
                      ------ ----- --------------------------------------------------------------------------------------
                      10           SHARED DISPOSITIVE POWER
--------------------- ------ ----- --------------------------------------------------------------------------------------
11                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      71,500
--------------------- ---------------------------------------------------------------------------------------------------
12                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES         (  )
--------------------- ---------------------------------------------------------------------------------------------------
13                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      0.9%
--------------------- ---------------------------------------------------------------------------------------------------
14                    TYPE OF REPORTING PERSON
                      IN
--------------------- ---------------------------------------------------------------------------------------------------

This Amendment No. 6 to Schedule 13D is being filed on behalf of the undersigned Reporting Person to amend the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on October 3, 1996, as amended (as amended, the "Schedule 13D") relating to shares of common stock, par value $1.00 per share (the "Shares") of Seibels Bruce Group Inc., a South Carolina corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 to the Schedule 13D is hereby amended, in pertinent part, as follows:

Since the date of Amendment No. 5 to the Schedule 13D, Charles H. Powers has acquired 832,500 Shares which were purchased by Charles Powers for an aggregate purchase price (excluding commission) of $1,689,377.50, which amount was provided from his working capital.

Since the date of Amendment No. 5 to the Schedule 13D, neither Walker Powers, Jane Huggins, nor Rex Huggins have acquired any shares.

ITEM 5.    INTEREST IN SECURITIES OF ISSUER.

Item 5 to the Schedule 13D is hereby amended, in pertinent part, as follows:

(a)-(b) As of the close of the business day October 29, 1999, Charles H. Powers directly owned in the aggregate 3,003,001 Shares, which represents approximately 39% of the 7,780,414 Shares outstanding as of September 30, 1999, as reported in the Company's Quarterly Report on Form 10Q for the quarter ended September 30, 1999 (the "Outstanding Shares"). Of those 3,003,001 Shares, 3,750 are options granted in 1,250 Share increments for the years 1997, 1998, and 1999 pursuant to the Company's Stock Option Plan for Non-Employee Directors.. Charles H. Powers has the sole power to vote or direct the vote of all the Shares, and the sole power to dispose or to direct the disposition of 3,003,001 Shares.

As of the close of business day of October 29, 1999, Walker Powers directly owned in the aggregate 253,750 Shares, which represents approximately 3% of the 7,780,414 Shares outstanding as of September 30, 1999, as reported in the Company's Quarterly Report on Form 10Q for the quarter ended September 30, 1999 (the "Outstanding Shares"). Of those 253,750 Shares, 3,750 are options granted in 1,250 Share increments for the years 1997, 1998, and 1999 pursuant to the Company's Stock Option Plan for Non-Employee Directors. Walker Powers has the sole power to vote or direct the vote of all the shares, and the sole power to dispose or to direct the disposition of 253,750.

As of the close of business day of October 29, 1999, Rex and Jane Huggins directly owned in the aggregate 71,500 Shares, which represent approximately .9 % of the 7,780,414 Shares outstanding as of September 30,1999, as reported in the Company's Quarterly Report on Form 10Q for the quarter ended September 30, 1999 (the "Outstanding Shares"). Rex and Jane

Huggins jointly have the power to vote or direct the vote of all the Shares, and the power to dispose or to direct the disposition of 71,500 Shares.

By reason of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), Mr. Charles H. Powers, Walker Powers, Jane Huggins and Rex Huggins may be deemed to be a "group". By reason of the provisions of Rule 13d-5 under the Act, the group consisting of these individuals may be deemed to own all the Shares beneficially owned by Charles H. Powers, Walker Powers, Jane Huggins and Rex Huggins. Mr. Charles H. Powers, Walker Powers, Jane Huggins and Rex Huggins do not affirm the existence of such a group and disclaim beneficial ownership of Shares directly held by each individual.

Except as set forth in Item (a)-(b), each of the persons named in this Item 5
(a)-(b) disclaims beneficial ownership of any Shares owned beneficially or of record by any other person named in this Item 5 (a)-(b).

(c) Within the last sixty days, Charles Powers has purchased 832,500 Shares through the open market purchases in the following transactions, all of which were over-the-counter market:

DATE                           NUMBER OF SHARES                  PRICE PER SHARE
----                           ----------------                  ---------------
10/21/99                       25,000                            $2.125
10/21/99                       25,000                            $2.125
10/21/99                       40,000                            $2.125
10/22/99                       25,000                            $2.125
10/22/99                       57,500                            $2.125
10/27/99                       5,000                             $2.375
10/28/99                       5,000                             $2.188
10/29/99                       650,000                           $2.00

Except as set forth herein, none of the Reporting Persons has effected any transaction in the Shares during the past sixty days.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

Exhibit 1-1. Joint Filing Agreement. The original was filed with Amendment 1 to the Schedule 13D on May 18, 1998. A copy of the original is attached hereto as
Exhibit 1.1.

                                    SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete, and correct.

                                                   /S/ CHARLES H. POWERS
                                                   -----------------------------
                                                   Charles H. Powers

CUSIP No. 816006-10-0                                                     Page 9

                                  EXHIBIT INDEX

       Exhibit 1-1. Joint Filing Agreement. The original was filed with Amendment 1 to the Schedule 13D on May 18, 1998. A copy of the original is attached hereto as Exhibit 1-1.